UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DIGITAL ALLY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25382P109
(CUSIP Number)

Judd Herberger Trust

10881 N. Scottsdale Rd., Suite 200

Scottsdale, AZ 85254-6715

(480) 945-4516
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 25382P109

1.	NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON

Judd Herberger Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP IRS ID #____________
(a) [ ]

(b) [ ]
3.	SEC Use Only

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

US

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power

167,837*
		6.	SHARED VOTING POWER

		7.	Sole Dispositive Power

167,837*
		8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by REPORTING PERSON

167,837*
10.	Check BOX if the Aggregate Amount in Row (9) Excludes Certain Shares

[ ]
11.	Percent of Class Represented by Amount in Row (9)

7.2
12.	Type of Reporting Person

	OO		OO

*See Response to Item 4 below.

Item 1.

(a)	The name of the issuer is Digital Ally, Inc.

(b)	The address of the Issuer’s Principal Executive Offices is 9705 Loiret Blvd. Lenexa, KS 66219.

Item 2.

(a)	The name of the Reporting Person filing this statement is the Judd Herberger Trust.

(b)	The business address of the Reporting Person is 10881 N. Scottsdale Rd., Suite 200, Scottsdale, AZ 85254-6715.

(c)	The Reporting Person is a trust formed under the laws of the state of Arizona. Judd Herberger, the trustor, trustee and beneficiary, is a citizen of the United States.

(d)	The title of the class of Securities is Common Stock, par value $0.001 per share.

(e)	CUSIP Number: 25382P109

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable: This statement is filed pursuant to 240.13d-1(c)

Item 4. Ownership

The Reporting Person beneficially owns 71,587 shares of Common Stock of Digital Ally, Inc. (the “Issuer”) as a result of open market purchases. Judd Herberger, an affiliate of the Reporting Person, loaned the Issuer a total of $2.5 million in 2011. The credit facility is composed of two promissory notes (the “Notes”): one in the principal amount of $1.5 million issued in May 2011 and the other one in the principal amount of $1.0 million issued in November 2011. The Notes bear interest at the rate of 8% per annum and are payable interest only on a monthly basis. The Notes may be prepaid without penalty at any time. The Notes are unsecured and subordinated to all existing future and senior indebtedness, as such term is defined in the Notes. The Notes are equal in terms of the priority of their payment.

In connection with the creation of the credit facility and extensions of the maturity dates of the Notes to May 30, 2015 Notes, the Company issued warrants to Mr. Herberger exercisable to purchase 56,250 shares of Common Stock at a price of $4.00 per share through November 30, 2015 and exercisable to purchase 40,000 shares of Common Stock at a price of $8.50 per share through December 3, 2018. Mr. Herberger has transferred the warrants to the Reporting Person. If the Reporting Person exercised the warrants in full, it would own an additional 96,250 shares of Common Stock.

(a)	The Reporting Person beneficially owns 167,837 shares.

(b)	The shares beneficially owned represent 7.2 % of the Common Stock.

(c)	The Reporting Person has:

	(i)	The sole power to vote 167,837 shares.

	(ii)	Shared power to vote 0 shares.

	(iii)	The sole power to dispose of 167,837 shares.

	(iv)	Shared power to dispose of 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2014	By: Judd Herberger Trust, dtd 4/12/99, as amended

	By:	/s/ Judd Herberger
Judd Herberger, Trustee